2300 N Street, N.W. Washington, D.C. 20037-1128	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com
August 16, 2005
Sylvia M. Mahaffey
202.663.8027

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Linda Van Doorn
Senior Assistant Chief Accountant

Re:	Crescent Real Estate Equities Limited Partnership
Form 10-K (File No. 333-42293) for Year Ended December 31, 2004
Response to Staff Comments of July 26, 2005
Ladies and Gentlemen:
     On behalf of Crescent Real Estate Equities Limited Partnership (the “Partnership”), we are submitting this letter in response to the comments contained in the Staff’s letter of July 26, 2005, regarding the Partnership’s Form 10-K for the year ended December 31, 2004. Please note that, although the Staff’s letter makes reference to the Partnership’s Form 10-KSB, the Partnership makes its periodic filings on Forms 10-K and 10-Q.
     In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.
      In addition, a written statement of the Partnership containing the acknowledgments specified in the Staff’s letter accompanies this letter.
Form 10-K
Selected Financial Data, page 25
1.	Reference is made to your discussion of FFO and Adjusted FFO. Explain to us how this non-GAAP measure enhances investors’ understanding of your operating performance and how management uses this measure to evaluate the performance of your business.
     As indicated in Note 3. of the Notes to Consolidated Financial Statements on page 78 of the Partnership’s Form 10-K, the Partnership has four major investment segments. Management uses the segment structure for making operating decisions (including decisions about allocating resources to a particular segment) and assessing the

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operating performance of its segments. In making these decisions and assessments, management uses FFO as the measure of segment profit or loss. In order to comply with SFAS No. 131, the Partnership therefore reports FFO for each of its investment segments and, by combining FFO for each segment, also reports FFO for the Partnership.
     The Partnership believes that FFO is an appropriate measure of performance for the Partnership and for its investment segments. Although the Partnership does not believe that FFO should be considered an alternative to net income determined in accordance with GAAP, the Partnership believes that it facilitates an investor’s clear understanding of the Partnership’s consolidated historical operating results when investors consider the Partnership’s FFO in conjunction with its net income and cash flows, as reported in the Partnership’s consolidated GAAP financial statements.
     The Partnership’s Form 10-K includes these explanations of how FFO enhances investors’ understanding of the Partnership’s operating performance (in “Management’s Discussion and Analysis of Financial Results and Results of Operations – Funds from Operations” on page 58) and how management uses this measure to evaluate the operating performance of the Partnership’s business (in Note 3 to the Notes to Consolidated Financial Statements on page 78). In addition, Note 2 to the Selected Financial Data table (page 25) (i) discusses the fact that FFO is a non-GAAP measure, (ii) describes the manner in which NAREIT and the Partnership calculate FFO and (iii) refers investors to the more complete discussion and reconciliation to net income contained in “Management’s Discussion and Analysis of Financial Results and Results of Operations – Funds from Operations.”
     The Partnership has determined that it will no longer report “Adjusted FFO” in its Forms 10-K or 10-Q. In evaluating the performance of the segments that comprise the Partnership’s business, management of the Partnership continues to believe that both (i) FFO and (ii) FFO adjusted to exclude impairment charges related to real estate assets and debt extinguishment charges related to sales of real estate assets, are important in evaluating operating performance. Thus, the Partnership believes that it should provide information about these charges for the relevant periods and the calculation of FFO if these charges had been excluded. Accordingly, the Partnership will include a footnote to the selected financial data table in order to provide this information.
2.	Tell us how you considered the guidance in questions 7, 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when determining the appropriateness of excluding impairment charges and the loss on extinguishment of debt from Adjusted FFO.

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     Question 7 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures provides that modifications from “funds from operations,” as that term is defined and clarified by NAREIT, are subject to the provisions of Item 10(e) of Regulation S-K. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as “non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures clarifies two aspects of this prohibition. First, Question 8 states that companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Second, Question 8 specifies that there is no per se prohibition against removing a recurring item. Question 15 addresses the use of EBIT and EBITDA and refers to the portions of Question 8 relating to the elimination of recurring charges. The Partnership considered the guidance contained in Question 15 only as to its references to Question 8.
     As discussed in the response to Item 1 and in the Partnership’s Form 10-K, the Partnership believes that FFO is an appropriate measure of performance for the Partnership and for its investment segments. Also as discussed in the response to Item 1 and in the Partnership’s Form 10-K, management uses FFO as the measure of segment operating profit or loss. The Partnership does not use FFO or “Adjusted FFO” (which the Partnership defined as FFO, adjusted to exclude impairment charges related to real estate assets and debt extinguishment charges related to the sale of real estate assets) in an attempt to smooth earnings, nor does the Partnership attempt to characterize these impairment or debt extinguishment charges as non-recurring items. Accordingly, the Partnership believes that its use of these terms complies fully with the requirements of Item 10(e) of Regulation S-K.
     Although Question 8 states that there is no per se prohibition against removing a recurring item, it also states that a company must demonstrate the usefulness of any measure that excludes recurring items, “especially if the non-GAAP financial measure is used to evaluate performance.” Question 8 also lists five additional disclosures that may be necessary in order to prevent a non-GAAP measure that has been adjusted from being misleading.
     The Partnership considered this additional guidance in connection with its use of FFO and “Adjusted FFO.” The Partnership acknowledges that, under the definition of “recurring charges” contained in Item 10(e) of Regulation S-K, both impairment charges related to real estate assets and debt extinguishment charges related to sale of real estate assets are recurring charges for the Partnership. The Partnership, however, believes that FFO and “Adjusted FFO” are useful to investors in assessing the Partnership’s operating

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performance and, in accordance with the guidance in Question 8, states this in its Form 10-K (for example, on page 58). In addition, the Partnership addresses what it believes are the most significant additional disclosures suggested by Question 8 its Form 10-K. As discussed in Item 1, the Partnership identifies the manner in which management uses the non-GAAP measure to conduct or evaluate its business and the substantive reasons why management believes that the non-GAAP financial measure provides useful information to investors. Further, in describing the manner in which management uses the non-GAAP measure to conduct or evaluate its business (which is as the measure of segment profit or loss), the Partnership addresses the economic substance behind management’s decision to use the non-GAAP measure. The Partnership also identifies the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP measure in each of its discussions of FFO, stating that its calculation of FFO should not be considered an alternative to net income, determined in accordance with GAAP, as an indication its operating performance and that the Partnership’s calculation of FFO may differ from that used by other real estate companies.
     In addition to its consideration of Questions 7 and 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Partnership considered Question 18. Question 18 states that non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Accordingly, as stated in Question 18, segment information presented in conformity with SFAS No. 131 is not a non-GAAP financial measure under Regulation G. Because both FFO and “Adjusted FFO” are the measures reported to the chief operating decision maker for the Partnership for purposes of making decisions about allocating resources to the segment and assessing performance, the Partnership is required by SFAS No. 131 to utilize these measures in its Form 10-K.
     As discussed in Item 1, the Partnership has determined that it will no longer include “Adjusted FFO” in its Forms 10-K or 10-Q. Instead, in each of the two tables that reconcile the Partnership’s net income as determined in accordance with GAAP to FFO (set forth in “Management’s Discussion and Analysis of Financial Results and Results of Operations – Funds from Operations” on page 58 and in Note 3 to the notes to the Partnership’s consolidated financial statements ), the Partnership will include a footnote in order to (i) provide information about impairment charges related to real estate assets and debt extinguishment charges related to real estate asset sales for the relevant periods, and (ii) include the calculation of FFO, adjusted to exclude these charges. The footnote also will explain the purpose for which management uses this measure and the reason the Partnership believes that it is useful to investors.

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Management’s Discussion and Analysis
Funds from Operations, page 59
3.	Refer to the fourth paragraph under this heading. Tell us what consideration you gave to discussing your distributions in comparison to cash flow from operating activities for the three years presented and in the periods in which the distributions exceeded cash flow from operating activities, identifying the alternative source of the distributions. Similar considerations should be made to the presentation on page 43.
     As requested, the Partnership has reviewed the disclosure in the fourth paragraph under this heading relating to cash distributions, Adjusted FFO, and FFO, and believes that all of this information should be removed in all future filings. The Partnership uses FFO as the measure of segment profit or loss and as a measure of operating performance, and not as a cash flow measure. Accordingly, the Partnership believes that it is inappropriate to include the discussion contained in the fourth and fifth paragraphs under this heading in this section and will remove them from its future filings on Form 10-K. The Partnership has removed both of these paragraphs from its Form 10-Q for the quarter ended June 30, 2005.
     In reviewing the disclosure contained in the fourth paragraph under “Management’s Discussion and Analysis of Financial Results and Results of Operations – Funds from Operations” and the presentation under “Management’s Discussion and Analysis of Financial Results and Results of Operations – Liquidity and Capital Resources” (pages 43 and 44), the Partnership also has determined that, in its future filings, it will expand its disclosure relating to the release of its distributions and its cash flow from operations in two parts of that section. If the Partnership’s cash flows from operating activities are insufficient to cover distributions on its units for 2005, the Partnership will include a statement to that effect in “Management’s Discussion and Analysis of Financial Results and Results of Operations – Liquidity and Capital Resources – Cash Flows” in its Form 10-K for the year ended December 31, 2005. In addition, in the section “Management’s Discussion and Analysis of Financial Results and Results of Operations – Liquidity and Capital Resources – Short-Term Liquidity” in the Partnership’s Form 10-K for 2005, the Partnership will indicate whether or not it expects that its cash flow from operations will be sufficient to permit it to make planned distributions on its units during 2006 and 2007 after paying its normal operating expenses, interest payments on its debt, distributions on its preferred units, non-revenue enhancing capital expenditures and revenue enhancing capital expenditures. In the “Short-Term Liquidity” section of its 2004 Form 10-K, the Partnership included a similar statement (indicating that its cash flow from operations was not expected to fully cover distributions on its units during 2005 and 2006).

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     In its Form 10-Q for the quarter ended June 30, 2005, the Partnership included a statement in the “Cash Flows” portion of its “Management’s Discussion and Analysis of Financial Results and Results of Operations” stating that the Partnership’s cash flows from operating activities were insufficient to fully cover distributions on its units for the six months ended June 30, 2005. In the Form 10-Q, the Partnership also included a statement in the “Short-Term Liquidity” portion of its “Management’s Discussion and Analysis of Financial Results and Results of Operations” stating that, after paying its normal operating expenses, interest payments on its debt, distributions on its preferred units, non-revenue enhancing capital expenditures and revenue enhancing capital expenditures, the Partnership did not expect its cash flow from operations to fully cover planned distributions on its units during 2005 and 2006.
Quantitative and Qualitative Disclosures about Market Risk, page 60
4.	Clarify what consideration you gave to providing the information related to your hedged variable rate debt. We note the information included in Management’s Discussion and Analysis related to the derivative instruments used to hedge the related risk.
     The Partnership’s Form 10-K sets forth information relating to its hedged variable rate debt in two separate locations. First, the table contained in “Management’s Discussion and Analysis of Financial Results and Results of Operations – Liquidity Requirements – Debt Financing Summary” on page 47 sets forth, separately for fixed rate debt and for variable rate debt, (i) the dollar amount of the Partnership’s total debt (including, in a footnote to the table, the dollar amount that has been hedged), (ii) the dollar amount of the Partnership’s share of unconsolidated debt, and (iii) the dollar amount of the total Partnership and unconsolidated debt. Second, Note 11 to the Notes to Consolidated Financial Statements identifies each Partnership note outstanding at either December 31, 2004 or December 31, 2003, provides the interest rate, payment schedule and any security for each note, and also describes any hedge associated with any variable rate note.
     The Partnership did not repeat this information in the section on “Quantitative and Qualitative Disclosures about Market Risk” but instead included a cross-reference to the section of the Form 10-K that describes the Partnership’s use of derivative financial instruments to convert a portion of its variable rate debt to fixed rate debt and presents information regarding the fair value of these instruments. The Partnership will continue to include this cross-reference in its filings and, in future filings, also will include a statement specifying the dollar amount of its total variable rate debt and of its hedged variable rate debt.

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Financial Statements and Notes
Significant Accounting Policies
Gain Recognition on Sale of Real Estate Assets, page 75
5.	Please clarify to us and in future filings your accounting policy for recognizing gains and losses on properties sold or contributed to joint ventures in which you obtain or hold an interest.
     Note 2 of the notes to the Partnership’s consolidated financial statements, titled “Summary of Significant Accounting Policies,” sets forth the Partnership’s significant accounting policies, including its accounting policy for gain recognition on sale of real estate assets under the heading “Gain Recognition on Sale of Real Estate Assets.” This section also discusses the manner in which the Partnership applies SFAS No. 66 “Accounting for Sale of Real Estate,” which establishes the standard for recognition of profit on all real estate sale transactions. The Partnership applies SFAS No. 66 for all real estate sales transactions, including properties sold or contributed to joint ventures in which the Partnership obtains or holds an interest.
     As requested, the following paragraphs clarify the Partnership’s accounting policy, which complies with SFAS No. 66, for recognizing gains and losses on properties sold or contributed to joint ventures in which the Partnership obtains or holds an interest. Paragraph 5 of SFAS No. 66 states that real estate sales transactions 1 shall not be recognized by the full accrual method until all of the following four criteria are met:
•	the sale is consummated,

•	the buyer’s initial and continuing investment are adequate to demonstrate a commitment to pay for the property,

•	the seller’s receivable is not subject to future subordination, and

•	the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

[1]	Under SFAS No. 66, profit on a sale of a partial interest in real estate shall be subject to the same criteria for profit recognition as a sale of a whole interest.

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     For transactions in which the Partnership has sold or contributed a property to a joint venture in which the Partnership obtains or holds an interest, the Partnership also refers to Paragraphs 33 and 34 of SFAS No. 66, which specifies the appropriate accounting treatment for a partial sale.
     Paragraph 33 of SFAS No. 66 states that a sale is a partial sale if the seller has an equity interest in the buyer, as is the case when the Partnership sells or contributes a property to a joint venture. Under Paragraph 33, the Partnership is required to recognize profit on the date of sale if all of the following three criteria are met:
•	the buyer is independent of the seller,

•	collection of the sales price is reasonably assured, and

•	the seller will not be required to support the operations of the property or its related obligation to an extent greater than its proportionate interest.
     Paragraph 34 of SFAS No. 66 states, however, that “if the buyer is not independent of the seller, for example, if the seller holds or acquires an equity interest in the buyer, the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of sale.”
     The Partnership will expand its disclosure of its policy on gain recognition on any sale of real estate assets in its Form 10-K for 2005 by modifying the first sentence of the paragraph addressing that policy to read as follows:
In accordance with SFAS No. 66, “Accounting for Sales of Real Estate,” we perform evaluations of each real estate sale to determine if full gain is appropriate and of each sale or contribution of a property to a joint venture to determine if partial gain recognition is appropriate.
6.	We note that you account your investment in G2 Opportunity Fund, L.P. under the equity method. We note the related party ownership structure as outlined in note 18 on page 54. Explain to us how you analyzed this entity under paragraph 5(c) of Fin 46R and if the entity is a variable interest entity, clarify who the primary beneficiary is and the basis for that determination.
     The Partnership performed a FIN 46R analysis of G2 Opportunity Fund, L.P. (“G2”) to determine whether or not G2 was a variable interest entity (a “VIE”). Based

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on this analysis, the Partnership determined that G2 was not a VIE and, therefore, that determination of a primary beneficiary was not applicable.
     A summary and analysis of the criteria related to paragraph 5(c) of FIN 46R on which the Partnership based its conclusion that this entity was not a VIE follows.
     Applying FIN 46R 5(c)(i), the Partnership determined that:
•	the management, control, and operation of G2 is vested exclusively in G2 Opportunity GP, LLC, which serves as the “General Partner” of G2, and

•	the General Partner is a holder of equity at risk.
Therefore, under FIN 46R 5(c)(i), the voting rights of all investors are not proportional to their obligations to absorb G2’s expected losses or their rights to receive expected residual returns.
     To be considered a VIE, however, the provisions of FIN46R 5(c)(ii) also must be met. These provisions are not met, however, because, for the reasons discussed in the following paragraphs, substantially all of G2’s activities are not involved with or conducted on behalf of an investor (including related parties) that has disproportionately few voting rights.
     Substantially all of G2’s activities involve investing in a diversified portfolio of commercial mortgage-backed securities (“CMBS”) or similar instruments.
     G2’s direct investors with disproportionately few voting rights are:
•	GMAC Commercial Mortgage Corporation (“GMACCM”) – 21.875% LP interest,

•	Goff-Moore Strategic Partners, LP (“GMSPLP”) – 21.875% LP interest,

•	DBL-ABC, Inc. (a wholly-owned subsidiary of the Partnership) – 12.5% LP interest, and

•	AIG, Aetna Life Insurance Company, CIBC WMC, Inc, Ontario Municipal Employees Retirement, Presidential Life Insurance Company, Crestline Investments, and Herbert Kurz – 42.75% LP interest.

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     Of these investors, for purposes of FIN 46R, GMACCM is a non-related party, and the three remaining investors (G2 Opportunity GP, LLC, GMSPLP and DBL-ABC, Inc) are related parties.
     In evaluating whether G2’s activities were conducted primarily on behalf of any non-related parties with disproportionately few voting rights, we considered the following information.
•	GMACCM provides a wide range of services to their customers including loan origination, servicing, asset management, investment management, and technology services. At December 31, 2004, G2’s investment portfolio included approximately $118 million (24% of the total G2 portfolio) of GMAC-issued CMBS. The majority of G2’s GMAC-issued CMBS were purchased on the open market through primary dealers and, while they carry GMAC’s name, some of the securities were only partially sponsored by GMAC. G2’s $118 million investment represents less than 0.1% of GMACCM’s servicing portfolio of $249 billion.

•	To our knowledge, the remaining non-related parties with disproportionately few voting rights are not involved in sponsoring CMBS and the assets of G2 do not include any CMBS associated with these investors.
     In evaluating whether G2’s activities were conducted primarily on behalf of any related party investors with disproportionately few voting rights, we considered the following information:
•	GMSPLP is a private equity firm that serves as the primary investment partnership for its partners. GMSPLP is not involved in sponsoring CMBS, and G2 does not own any assets issued by or associated with GMSPLP.

•	DBL-ABC is a wholly-owned subsidiary of the Partnership. The Partnership’s primary business is investing in office property real estate assets, resorts and hotels, and residential land developments. G2 does not own any assets issued by or associated with the Partnership.

•	The General Partner, which represents a 1% interest, is jointly owned by GMSPLP and GMAC Institutional Advisors, LLC (“GIA”), a wholly-owned subsidiary of GMACCM. GMSPLP and GIA have equal voice and must agree on all decisions made by the General Partner. Because the General Partner is vested with control of G2, it does not represent an investor

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interest with disproportionately few voting rights and is not considered in the Partnership’s evaluation of the provisions of FIN 46R 5(c)(ii).
     Accordingly, the activities of G2 are not conducted primarily on behalf of any investor (including related parties) with disproportionately few voting rights. In addition, substantially all of G2’s investments and activities do not include assets originated or associated with the investor or their related parties. As a result, the provisions of FIN 46R 5(c)(ii) are not met, and G2 therefore is not a VIE.

     Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 202.663.8027, by facsimile at 202.663.8028 (or 202.663.8007), or by e-mail at sylvia.mahaffey@pillsburylaw.com.
     Thank you very much for your prompt attention to this matter.

Sincerely,
/s/ Sylvia M. Mahaffey
Sylvia M. Mahaffey

cc:	Yolanda Crittendon, Staff Accountant
Jerry R. Crenshaw, Managing Director and Chief Financial Officer
Suzanne Stevens, Senior Vice President and Controller

Crescent Real Estate Equities, Ltd.
777 Main Street
Suite 2100
Fort Worth, Texas 76102
(817) 321-2100
August 16, 2005
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Linda Van Doorn Senior Assistant Chief Accountant

Re:	Crescent Real Estate Equities Limited Partnership Form 10-K for the year ended December 31, 2004 File No. 42293
Ladies and Gentlemen:
     In connection with the response to the comments contained in the Staff’s letter dated July 26, 2005 regarding the Form 10-K of Crescent Real Estate Equities Limited Partnership (the “Partnership”) for the year ended December 31, 2004, the Partnership hereby acknowledges:
•	the Partnership is responsible for the adequacy and accuracy of its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Partnership’s filings; and
•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP

By:	Crescent Real Estate Equities, Ltd., its general partner

By:	/s/Jerry R. Crenshaw, Jr.

Jerry R. Crenshaw, Jr. Managing Director and Chief Financial Officer